UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-41974

Intelligent Group Limited

Unit 2803, Level 28, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other Events

On December 10, 2024, Intelligent Group Limited ( “IGL” or “we”) announced that its wholly owned subsidiary Intelligent Joy Limited (the “Company”) entered into a non-binding Memorandum of Understanding (“MOU”) with First U.S. Capital Group (“First Capital”), a financial advisory and investment consulting firm.

Pursuant to the MOU, First Capital and the Company (the “Parties”) have agreed to collaborate with one another in their respective fields of expertise to enhance the Parties’ industry presence and promote their combined expertise. The Company has agreed to support First Capital’s projects, clients and brand awareness in the financial sector with its financial public relations and media outreach experience. First Capital has agreed to offer their financial advisory and investment consulting services to the Company’s potential clients with its investment strategies, capital raising and market positioning experience.

The Parties also agreed to collaborate to explore opportunities for cross-border business development, particularly focusing on Hong Kong, Mainland China, and U.S. markets, enhancing brand visibility and fostering business growth in these regions.

Subject to modification or extension, the MOU will remain in effect for a period of 3 years, from the date of the MOU.

We have issued a press release regarding the MOU, which is furnished herewith as Exhibit 99.1.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements. These statements are statements that are not historical facts and are based on the management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: December 10, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release issued December 10, 2024 regarding the Memorandum of Understanding between the Intelligent Joy Limited and First U.S. Capital Group

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